Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
trivago Services B.V.
trivago Spain S.L.U.
Base7booking.com S.à.r.l. (in liquidation)
Base7Germany GmbH
Myhotelshop GmbH[1]
Myhotelshop Spain S.L.
TGO (Thailand) Ltd.
trivago Hong Kong Ltd.
trivago (Shanghai) Information Consulting Co. Ltd.
trivago Hotel Relations GmbH
Tell Charlie B.V.
The Netherlands Spain Switzerland Germany Germany Spain Thailand Hong Kong China Germany Germany The Netherlands

(1)
On December 15, 2017, myhotelshop GmbH issued 8,074 new myhotelshop common shares for a total of €0.1 million to a minority shareholder, who was and continues to be an unrelated party to trivago. The capital infusion diluted our share in myhotelshop from 61.3% to 49.0%. Following the increase in capital, we lost controlling financial interest in myhotelshop.